SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: February 20, 2007	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-7537   Fax (403) 319-6770
Canadian Pacific Railway Limited
February 20, 2007
Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon
Toronto Stock Exchange — Advisory Affairs Division
The Canadian Depository for Securities Ltd. (By Fax)
Dear Sirs/Madams:
Annual Meeting of Shareholders
— Canadian Pacific Railway Limited
As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following:

Date of Annual Meeting of Shareholders	May 11, 2007
Record Date for Notice and Voting	March 22, 2007
Beneficial Ownership Determination Date	March 22, 2007
Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares
Special Meeting (as defined in NI 54-101)	No
Yours truly,
(signed) “G. A. Feigel”
G.A. Feigel
Assistant Corporate Secretary